Filed pursuant to Rule 424(b)(3)
                                                  Registration No. 333-92599



The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

                             SmartServ Online, Inc.


                        2,558,082 shares of common stock


          . The selling stockholders are offering to sell 2,558,082 shares of common stock.

          . We will not receive any proceeds from the offering of common stock. We will receive approximately $6,414,000 if all of the warrants are exercised. These proceeds will be used for our general corporate purposes.

          . Our common stock is traded and quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol "SSOL". On December 31, 1999, the last reported bid price of our common stock was $19.6875 and the last reported asked price was $19.75.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 3.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                             -----------------------




              The date of this prospectus is January 7, 2000

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY...........................................................3

ABOUT OUR COMPANY............................................................3

SUMMARYFINANCIAL DATA........................................................3

RISK FACTORS.................................................................4

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS.....................8

USE OF PROCEEDS..............................................................8

MARKET PRICE OF OUR COMMON STOCK AND PUBLIC WARRANTS.........................9

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...................10

BUSINESS....................................................................16

MANAGEMENT..................................................................21

PRINCIPAL STOCKHOLDERS......................................................27

SELLING STOCKHOLDERS........................................................29

PLAN OF DISTRIBUTION........................................................31

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................32

DESCRIPTION OF CAPITAL STOCK................................................32

DELAWARE BUSINESS COMBINATION PROVISIONS....................................34

INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................34

WHERE YOU CAN FIND MORE INFORMATION.........................................35

TRANSFER AGENT..............................................................36

LEGAL MATTERS...............................................................36

EXPERTS.....................................................................36

INDEX TO FINANCIAL STATEMENTS..............................................F-1

                               PROSPECTUS SUMMARY

          This summary highlights information included elsewhere in this document. You should carefully review the more detailed information and financial statements included in this document. The summary is not complete and may not contain all of the information you may need to consider before investing in our common stock. We urge you to carefully read this document, including the "Risk Factors" section beginning on page 4 and the Financial Statements and notes to those statements beginning on page F-1 of this document.

                                ABOUT OUR COMPANY

          Please note that throughout this prospectus, the words "we", "our" or "us" refer to SmartServ Online, Inc. and not to the selling stockholders.

          SmartServ Online, Inc. was organized in 1993. We offer a range of services designed to facilitate e-commerce by providing transactional and information services to our alliance partners. We have developed online financial, transactional and media applications using a unique "device independent" delivery solution and make these services available to wireless telephones and personal digital assistants, personal computers and the Internet through our application software and communications architecture. Our services facilitate stock trading and disseminate real-time stock quotes, business and financial news, sports information, private-labeled electronic mail, national weather reports and other business and entertainment information.

          Our executive offices are located at One Station Place, Stamford, Connecticut 06902 and our telephone number is (203) 353-5950.

                             SUMMARY FINANCIAL DATA


         This summary financial data is derived from our financial statements for the fiscal years ended June 30, 1999, June 30, 1998, and June 30, 1997, and for the fiscal quarters ended September 30, 1999 and September 30, 1998 certain of which are included elsewhere herein. You should read the following summary financial data in conjunction with the financial statements and notes to those statements.



                                                   Quarters Ended
                                                    September 30                                 Years Ended June 30
                                      ----------------------------------------     -------------------------------------------------
   Statement of Operations                     1999                 1998              1999              1998              1997
                                      ---------------------------------------      -------------------------------------------------

        Revenues                      $     808,292             $     349,705     $ 1,443,781     $     873,476     $     688,610
        Loss from Operations               (326,684)                 (715,283)     (3,750,471)       (4,488,307)       (4,457,343)
        Net Loss                           (315,667)                 (854,177)     (7,124,126)       (5,040,009)       (4,434,482)
        Basic and Diluted Loss per             (.23)                     (.92)          (6.44)            (7.65)            (7.20)
        Share


   Balance Sheet                                 At September 30                                      At June 30
                                      ----------------------------------------     -------------------------------------------------

                                                       1999                            1999              1998               1997
                                      ----------------------------------------    -------------------------------------------------

       Cash and Cash Equivalents           $         1,103,443                  $   2,165,551     $     354,225   $        93,345
        Working Capital Deficiency                  (2,181,401)                    (1,822,340)       (1,850,287)         (901,026)
        Total Assets                                 2,840,462                      3,820,598         1,276,853         1,246,689
        Total Liabilities and Deferred
        Revenues                                     7,321,783                      8,527,898          2,523,714         1,945,017
        Shareholders' Deficiency                    (4,481,321)                    (4,707,300)        (1,246,861)         (698,328)


                                  RISK FACTORS

        An investment in our common stock is highly speculative and involves a high degree of risk. Therefore, you should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

        WE HAVE A HISTORY OF LOSSES AND IF WE DO NOT ACHIEVE PROFITABILITY WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS

         We have incurred net losses of $7,124,126 for the year ended June 30, 1999, $5,040,009 for the year ended June 30, 1998, $4,434,482 for the year ended June 30, 1997 and $2,966,287 for the year ended June 30, 1996. Additionally, we have incurred a net loss of $315,667 for the three month period ended September 30, 1999. At September 30, 1999, we had an accumulated deficit of $22,261,672 and a deficiency of net assets of $4,481,321. These conditions raise substantial doubt about our ability to continue as a going concern. Losses have resulted principally from costs incurred in connection with activities aimed at developing our software, information and transactional services and from costs associated with our marketing and administrative activities. We have incurred substantial expenses and commitments and continue to operate at a deficit on a monthly basis. No assurance can be provided that we will be able to develop revenues sufficient to support our operations.

        WE DEPEND ON ONE CUSTOMER, AND THE LOSS OF THIS CUSTOMER COULD ADVERSELY AFFECT OUR OPERATING RESULTS


         Currently, substantially all of our revenues are generated through our licensing arrangement with Data Transmission Network Corporation, or DTN. Our results of operations will depend upon numerous factors including sustained revenues from our arrangement with DTN, the regulatory environment, introduction and market acceptance of new services, establishing alliances with strategic marketing partners and competition. If we default under the license agreement, DTN may at its sole cost elect to provide its own maintenance to both the system software and related hardware. Under these circumstances, DTN will have the right to own the system software, including the source codes, and related hardware, and DTN will have no further obligation to pay us licensing fees which we currently rely on for a significant part of our revenues.We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from DTN and a small number of customers. In order to increase our revenues, we will need to attract and retain additional customers. Our failure to obtain a sufficient number of additional customers could adversely affect our results of operations.


        OUR CAPITAL REQUIREMENTS MAY REQUIRE ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE TO US

         We estimate that we have sufficient cash resources to fund operations through April, 2000. If our cash resources prove to be insufficient at that time we may be required to seek additional debt or equity financing to fund the costs of continuing operations until we achieve positive cash flow. We have no current commitments or arrangements for additional financing and there can be no assurance that any additional debt or equity financing will be available to us on acceptable terms, or at all.

         OUR INDEPENDENT AUDITORS HAVE ISSUED A REPORT WHICH MAY HURT OUR ABILITY TO RAISE ADDITIONAL FINANCING AND THE PRICE OF OUR COMMON STOCK

         The report of our independent auditors on our financial statements for the years ended June 30, 1999 and 1998 contains an explanatory paragraph which indicates that we have had recurring operating losses and a working capital deficiency which raises substantial doubt about our ability to continue as a going concern. This report may make it more difficult for us to raise additional debt or equity financing needed to run our business and is not viewed favorably by analysts of, or investors in, our common stock. We urge potential investors to review this report before making a decision to invest in our company.

         OUR SECURITIES WERE DELISTED FROM QUOTATION AND TRADING ON THE NASDAQ SMALLCAP MARKET WHICH MAY HURT OUR ABILITY TO RAISE CAPITAL, THE PRICE OF OUR COMMON STOCK, AND AN INVESTOR'S ABILITY TO SELL OUR COMMON STOCK

         At the close of business on May 20, 1998, our common stock and public warrants were delisted from quotation and trading on the Nasdaq SmallCap Market. At present, trading of our securities is conducted on the NASD's Over-the-Counter (OTC) Bulletin Board. As a result, an investor will likely find it more difficult to dispose of our shares in the open market. Also, since we do not have the liquidity and marketability associated with a Nasdaq listing, it may be more difficult to raise capital from accredited and institutional investors and our common stock price may be volatile.

        OUR BUSINESS DEPENDS UPON STRATEGIC MARKETING ALLIANCES WHICH MAY NOT MATERIALIZE

         We intend to sell our services primarily by entering into non-exclusive agreements with strategic marketing partners who would brand our "bundled" information and transaction services with their own private label, promote the packaged offering and then distribute our information and e-commence services to their clients. Our success will depend on:

        . our ability to enter into agreements with strategic marketing partners;

        .       the ultimate success of these strategic marketing partners; and

        . the ability of the strategic marketing partners to successfully market our services.

         Our failure to complete our strategic alliance strategy or the failure of the strategic marketing partners to develop and sustain a market for our services would have a material adverse affect on our overall performance.

         Although we view strategic marketing alliances as a major factor in the successful commercialization of our services, there can be no assurance that the strategic marketing partners would view an alliance with us as significant to their businesses and any potential benefits from these arrangements may not materialize.

        THE MARKET FOR OUR BUSINESS IS DEVELOPING AND MAY NOT ACHIEVE THE GROWTH WE EXPECT

         Online information and transactional services are developing markets. Our future growth and profitability will depend, in part, upon consumer acceptance of online information and transactional services in general and a significant expansion in the consumer market for the delivery of such services via wireless telephones and personal digital assistants, and personal computers. Even if these markets experience substantial growth, there can be no assurance that our services will be commercially successful or will benefit from such growth. Further, even if initially successful, any continued development and expansion of a market for our services will depend in part upon our ability to create and develop additional services and adjust existing services in accordance with changing consumer preferences, all at competitive prices. Our failure to develop new services and generate revenues could have a material adverse effect on our financial condition and operating results.

         WE COMPETE AGAINST LARGER, WELL KNOWN COMPANIES WITH GREATER RESOURCES THAN WE HAVE

         The market for Web-based information and transactional services is highly competitive and involves rapid innovation and technological change, shifting consumer preferences and frequent new service introductions. Most of our competitors and potential competitors have substantially greater financial, marketing and technical resources than we have. Increased competition in the market for our services could materially and adversely affect our results of operations through price reductions and loss of market share.

         The principal competitive factors in both the online and wireless services industry include content, product features and quality, ease of use, access to distribution channels, brand recognition, reliability and price. We believe that potential new competitors, including large multimedia and information system companies, are increasing their focus on transaction processing. We face increasing competition from other emerging services delivered through personal computers and wireless devices such as developing transactional services offered by Checkfree Corporation, Microsoft Corporation, PC Quote.com, Hyperfeed Technologies, Inc., Intuit Inc., Data Broadcasting Corporation, Electronic Data Systems Corp. and other Web-based software and online companies. Established online information services including those offered by America Online, Inc., CompuServe and Prodigy offer competing services delivered through personal computers. Although in its infancy, the wireless arena too has its competitors, such as Datalink Systems Corporation, Intelligent Information, Inc., Aether Systems, Inc. (a/k/a Aether Technologies), Saraide.com Inc. and W-Trade Technologies, Inc. We expect competition to increase from existing competitors and from new competitors, including telecommunications companies.

         The information content provided through our software and communication architecture is generally purchased through non-exclusive distribution agreements. While we are not dependent on any single content provider, existing and potential competitors may enter into agreements with these and other such providers and thereby acquire the ability to deliver online information and transactional services substantially similar to those provided by us.

         WE ARE HIGHLY DEPENDENT ON OUR EXECUTIVE OFFICERS AND SEVERAL TECHNICAL EMPLOYEES, THE LOSS OF ANY OF WHOM COULD HAVE AN ADVERSE IMPACT ON OUR FUTURE OPERATIONS

         We believe that due to the rapid pace of innovation within our industry, factors such as the technological and creative skills of our personnel are more important in establishing and maintaining a leadership position within the industry than legal protections of our technology. We are dependent on our ability to recruit, retain and motivate high quality personnel. However, competition for such personnel is intense and the inability to attract and retain additional qualified employees or the loss of current key employees could materially and adversely affect our business, operating results and financial condition. We maintain and are the sole beneficiary of a key-person life insurance policy on the life of (1) Mr. Sebastian E. Cassetta, our Chief Executive Officer, in the amount of $1,000,000 and (2) Mr. Mario F. Rossi, our Vice President of Technology in the amount of $500,000. The loss of the services of either Mr. Cassetta or Mr. Rossi would have a material adverse effect upon our business, financial condition and results of operations.

        PROVISIONS IN OUR CHARTER MAY MAKE IT MORE DIFFICULT FOR A PERSON TO ACQUIRE US AT A PREMIUM TO OUR CURRENT MARKET VALUE

         Our charter restricts the ability of our stockholders to call a stockholders meeting and provides that our stockholders may not act by written consent or change the number of directors and classes of our board of directors. These provisions may have the effect of deterring or delaying certain transactions involving an actual or potential change in control of SmartServ, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of our stockholders to approve transactions that they may deem to be in their best interests.

         YOUR OWNERSHIP INTEREST, VOTING POWER AND THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE BECAUSE WE HAVE ISSUED, AND MAY CONTINUE TO ISSUE, A SUBSTANTIAL NUMBER OF SECURITIES CONVERTIBLE OR EXERCISABLE INTO OUR COMMON STOCK


         We have issued common stock, options and warrants to purchase our common stock, and in the future we may issue additional shares of common stock, options, warrants, preferred stock or other securities exercisable for or convertible into our common stock. A substantial number of shares of common stock are already available for sale in the public market under Rule 144 of the Securities Act and additional shares may become available for sale in the near future. In particular, 2,558,082 shares of our common stock issued or issuable upon the exercise of warrants will be registered under this document and, subject to legal or contractual restrictions with respect to 883,333 of such shares, will be freely saleable by the selling stockholders. This represents approximately 55.26% of the common stock that will be outstanding after the exercise of such warrants. Sales of these shares or the market's perception that these sales could occur may cause the market price of our common stock to fall and may make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate or to use equity securities as consideration for future acquisitions. In addition, we have outstanding prepaid warrants convertible into common stock at a discount to the market price of our common stock. Depending upon market conditions at the time of conversion of our prepaid warrants, the number of shares of common stock issuable upon such conversion could increase significantly in the event of a decrease in the trading price of the common stock. Holders of common stock could therefore experience significant dilution upon conversion of these prepaid warrants.


         WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS

         We have designed and developed our own information platform, "SmartServ", based on Sun Microsystems, Inc. computers and Oracle Corp.'s version 7.X relational database manager, to support a variety of end user devices. Although we intend to protect our rights vigorously, there can be no assurance that any of the measures to protect our proprietary rights explained below will be successful. In an effort to protect our proprietary rights, we rely upon a combination of contract provisions and copyrights, trade secret laws and a service mark. We license the use of our services to our strategic marketing partners under agreements that contain terms and conditions prohibiting the unauthorized reproduction of our software and services. We seek to protect the source code of our application software and communications architecture as a trade secret and as an unpublished copyrighted work.

         We believe that our service mark "SmartServ Online" has significant value and is important to the marketing of our services. There can be no absolute assurance, however, that our mark does not or will not violate the proprietary rights of others, that our mark would be upheld if challenged or that we would not be prevented from using our mark, any of which could have an adverse effect on us. In addition, there can be no assurance that we will have the financial resources necessary to enforce or defend our mark. We believe that our software, services, service mark and other proprietary rights do not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against us with respect to current features, content or services or that any such assertion may not require us to enter into royalty arrangements or result in litigation.

         OUR LICENSE ARRANGEMENT WITH DTN CONTAINS PROVISIONS WHICH ALLOW DTN TO TERMINATE OUR RELATIONSHIP AND TAKE OWNERSHIP OF CERTAIN OF OUR PROPRIETARY TECHNOLOGY UNDER CERTAIN CIRCUMSTANCES

         We granted DTN an exclusive perpetual worldwide license to our Internet-based (1) real-time stock quote product, (2) online trading vehicle for customers of small and medium sized brokerage companies, (3) administrative reporting package for brokers of small and medium sized brokerage companies, and
(4) order entry/routing system. Under the license agreement, we are required to maintain certain systems' performance standards and to satisfy other general business requirements. Our inability to maintain compliance with the license agreement could result in a default thereunder. In addition, a change of control of SmartServ is an event of default under the license agreement. A change of control includes a change in the majority of the members on our board of directors. Under a letter agreement with Zanett Capital, Inc., Zanett Capital may elect a majority of the board under certain circumstances, including the failure of our common stock to be listed on Nasdaq. Moreover, Zanett Securities Corporation and Zanett Lombardier, Ltd. and its affiliates own shares of common stock and warrants to purchase common stock, which, if exercised, would equal approximately 52.0% of the common stock that would be outstanding after the exercise of such warrants, giving them the potential to effect a change of control of SmartServ.


         If an event of default occurs under the license agreement, DTN may at its sole cost elect to provide its own maintenance to both the system software and related hardware. Under these circumstances, DTN will have the right to own the system software, including the source codes, and related hardware, and DTN will have no further obligation to pay us licensing fees which we currently rely on for a significant part of our revenues.

         WE ARE INVOLVED IN SEVERAL PENDING LEGAL PROCEEDINGS WHICH, IF RESOLVED AGAINST US, COULD CAUSE DILUTION TO OUR STOCKHOLDERS AND HAVE A MATERIAL NEGATIVE IMPACT ON OUR OPERATIONS

         From time to time we have been, and expect to continue to be, a party to legal proceedings and claims in the ordinary course of our business. Our ongoing legal proceedings with Mr. Michael Fishman and Mr. Ronald G. Weiner have been set forth in the Business section of this document under the heading "Legal Proceedings". In addition to unspecified damages of at least $250,000, Mr. Weiner seeks 10% of our outstanding equity securities. While we expect to contest these matters vigorously, litigation is inherently uncertain and an adverse judgment on any of these claims could cause dilution to our stockholders as well as harm our business. Even if not meritorious, any of these current and future matters could require the expenditure of significant financial and managerial resources.

         SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

         Some of the statements in this prospectus or in the documents we incorporate by reference are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect future events or developments.

                                 USE OF PROCEEDS


         We will not receive any proceeds from the sale by the selling stockholders of the common stock offered by this prospectus. The shares of common stock will be sold from time to time by the selling stockholders at prevailing market prices. We will receive approximately $6,414,000 if all of the Warrants for the underlying shares of common stock being registered are exercised. We expect to use these proceeds, if any, for general corporate purposes.




              MARKET PRICE OF OUR COMMON STOCK AND PUBLIC WARRANTS

         SmartServ's $.01 par value common stock commenced trading on March 21, 1996 on the National Association of Securities Dealers' Automated Quotation System. Our Redeemable Common Stock Purchase Warrants, or public warrants, also commenced trading on March 21, 1996 on the Nasdaq.

         On May 20, 1998, we received notification from The Nasdaq Stock Market that we no longer met the net tangible asset/market capitalization/net income requirements for continued listing of our securities on The Nasdaq SmallCap Market. Accordingly, at the close of business on May 20, 1998, our common stock and public warrants were delisted from The Nasdaq SmallCap Market. Currently, our securities trade on the OTC Bulletin Board as SSOL and SSOLW.

         On October 15, 1998, our stockholders approved a one-for-six reverse stock split which became effective on October 26, 1998.

         The following table sets forth the high and low prices for the common stock and public warrants during the periods indicated as reported by the Nasdaq SmallCap Market and the OTC Bulletin Board, as applicable. Such amounts (and all other share and price information contained in this document) have been adjusted to reflect the reverse stock split.

                                                    COMMON STOCK                        WARRANTS
                                                    ------------                        --------
                                                HIGH             LOW               HIGH            LOW
                                                ----             ---               ----            ---
YEAR ENDING JUNE 30, 2000
-------------------------


First Quarter                                $   1.531         $  .719           $  .156         $    .063
Second Quarter                                  24.625            .719             6.500              .070



YEAR ENDED JUNE 30, 1999
------------------------

First Quarter                                $   4.313         $ 1.875           $ 2.250         $   .375
Second Quarter                                   4.125           1.031              .531             .063
Third Quarter                                    4.875           1.500              .625             .063
Fourth Quarter                                   2.500           1.500              .250             .100


YEAR ENDED JUNE 30, 1998
------------------------

First Quarter                                $  18.750         $ 6.750           $ 4.500          $ .750
Second Quarter                                  21.000           4.128             5.250            .750
Third Quarter                                   19.125           3.750             6.563            .938
Fourth Quarter                                  22.500           3.000             9.188           1.688


         As of January 4, 2000, we had 2,267,852 shares of common stock outstanding held by 79 shareholders of record. We estimate that our common stock is held by approximately 1,800 beneficial holders. As of such date, we had 1,725,000 public warrants outstanding held by 26 warrant holders of record.

         DIVIDENDS

         We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate that cash dividends will be paid until our earnings and financial condition justify such dividends, and there can be no assurance that we can achieve such earnings.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         PLAN OF OPERATION

         SmartServ delivers Internet-based content and trade order routing solutions, as well as "Web-to-Wireless" applications that enable the processing of transactions for its strategic alliances, or Strategic Marketing Partners, and their customers. SmartServ has developed online financial, transactional and media applications using a unique "device-independent" delivery solution.

         SmartServ's plan of operation includes programs for the sale of its information and transactional application services through Strategic Marketing Partners utilizing a "business-to-business" strategy. Such a strategy provides access to a large number of potential subscribers and allows SmartServ to maximize its market reach at minimal operating costs. The flexibility of SmartServ's application software and communications architecture enables the customization of each information package offered to each Strategic Marketing Partner, and in turn to their end users.

         As an early entrant in the dynamic market of distribution of financial information and transaction services via wireless telephones and personal digital assistants, or PDAs, SmartServ is developing strategic marketing relationships with wireless equipment manufacturers, carriers and other value-added service providers and potential corporate partners. SmartServ continuously seeks to increase product performance and widen its distribution by building and maintaining this network of Strategic Marketing Partners. Combining SmartServ's application development and data platform with the core competencies of its Strategic Marketing Partners, SmartServ is offering a packaged turnkey solution for extending content and transactions to the wireless environment. Management believes the wireless area has tremendous potential for distribution of SmartServ's information products and as a source of revenues from "fee based" transactions such as routing stock order entries.

         Management believes that most of SmartServ's revenues will continue to be derived from consumers who purchase its services through Strategic Marketing Partners. SmartServ anticipates that Strategic Marketing Partners will brand its "bundled" information services with their own private label and promote and distribute SmartServ's packaged offering to their clients. SmartServ has the ability to customize the information package to be offered to each Strategic Marketing Partner, by device. With the licensing of four of its Internet products by DTN, SmartServ has discontinued efforts to develop a direct subscriber base.

         Management anticipates that staffing requirements associated with the implementation of its plan of operation will result in the addition of a minimum of six to ten people during the period ending June 30, 2000. Such personnel will be added to assist with the programming requirements of Strategic Marketing Partners' product offerings, for customer support and sales and marketing.

RESULTS OF OPERATIONS

        FISCAL QUARTER ENDED SEPTEMBER 30, 1999 VERSUS FISCAL QUARTER ENDED SEPTEMBER 30, 1998

         During the quarters ended September 30, 1999 and 1998, SmartServ's revenues were $808,292 and $349,705, respectively. Substantially all of such revenues were obtained from SmartServ's licensing agreement with DTN. At September 30, 1999 and 1998, SmartServ recorded deferred revenues of $5,384,055 and $960,515, respectively. Such amounts resulted from SmartServ's relationship with DTN and will be amortized to revenues over the term of the anticipated revenue stream.

         During the quarter ended September 30, 1999, SmartServ incurred costs of services of $232,866. Such costs consisted primarily of information and communication costs ($48,400), personnel costs ($55,800) and computer hardware lease, depreciation and maintenance costs ($84,600). During the quarter ended September 30, 1998, SmartServ incurred costs of services of $207,084. Such costs consisted primarily of information and communication costs ($95,700), personnel costs ($29,100), and computer hardware lease, depreciation and maintenance costs ($80,800). Product development costs were $46,845 and $27,046 for the quarters ended September 30, 1999 and 1998, respectively. Such costs consisted primarily of the amortization of capitalized software development costs related to certain product enhancements in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("Statement 86"). During the quarters ended September 30, 1999 and 1998, SmartServ capitalized $244,225 and $233,005, respectively, of development costs in accordance with Statement 86.

         During the quarter ended September 30, 1999, SmartServ incurred selling, general and administrative expenses of $855,265 vs. $830,858 for the quarter ended September 30, 1998. Such costs were incurred primarily for personnel costs ($221,000), marketing and advertising costs ($76,400), professional fees ($468,800), facilities ($50,000) and telecommunications costs ($17,000). Included in professional fees are noncash charges of $291,300 resulting from the amortization of costs ascribed to common stock purchase warrants previously issued to financial consultants. Such common stock purchase warrants were recorded in accordance with the Black-Scholes pricing methodology. Selling, general and administrative expenses for the quarter ended September 30, 1998 were incurred primarily for personnel costs ($185,000), marketing and advertising costs ($61,800), professional fees ($488,400), facilities ($49,000) and telecommunications costs ($14,700). Included in professional fees are noncash charges of $330,400 resulting from the amortization of costs ascribed to common stock purchase warrants previously issued to financial consultants.

         In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" SmartServ must recognize the compensatory nature of 173,239 options issued to employees pursuant to SmartServ's employee stock option plan, as well as 892,319 shares issued or to be issued to Messrs. Cassetta, Rossi and Pearl. Accordingly, SmartServ will be required to record a noncash charge to earnings based on the difference between the market price of its common stock at December 31,1999 and the exercise price of the option or purchase price of the restricted stock. As a result of the volatility of SmartServ's common stock, the magnitude of such a noncash charge is unknown. However, based on a closing price ($18.00) of SmartServ's common stock at December 3, 1999, it would be required to record a noncash charge to earnings of approximately $16,500,000. Such charge will have no impact on SmartServ's statement of financial condition at December 31, 1999 or cash flows for the period then ended.

         Interest income for the quarter ended September 30, 1999 and 1998 amounted to $11,017 and $2,202, respectively. Such amounts were earned primarily from SmartServ's investments in short-term commercial paper and cash balances. Interest and financing costs for the quarters ended September 30, 1999 and 1998 were $0 and $141,096, respectively. During the quarter ended September 30, 1998, such costs were primarily attributable to the issuance of 50,000 shares of common stock to Zanett Lombardier, Ltd and Bruno Guazzoni, holders of $1,669,000 of prepaid warrants, in consideration of such holders agreeing to restrictions on the exercise of the prepaid warrants and the resale of the shares of common stock issuable upon such exercise. The issuance of such shares was recorded in the financial statements at fair market value.


         FISCAL YEAR ENDED JUNE 30, 1999 VERSUS FISCAL YEAR ENDED JUNE 30, 1998

         During the year ended June 30, 1999, SmartServ recorded revenues of $1,443,781. Substantially all of such revenues were earned through its licensing agreement with DTN. During the year ended June 30, 1998, SmartServ earned revenues of $873,476. Of such amount, $210,000 was earned through the relationship with DTN, while $454,000 was earned from the sale of the SmartServ Pro stock quote services.

         During the year ended June 30, 1999, SmartServ incurred costs of services of $994,465. Such costs consisted primarily of information and communication costs ($267,600), personnel costs ($290,100), computer hardware leases and maintenance ($339,400) and systems consultants ($97,300). During the year ended June 30, 1998, SmartServ incurred costs of revenues of $1,216,761. Such costs consisted primarily of information and communication costs ($551,700), personnel costs ($310,600), and computer hardware leases and maintenance ($339,300). Information and communication costs decreased in 1999 compared to 1998 as a result of the licensing agreement entered into between SmartServ and DTN. Personnel costs decreased in 1999 compared to 1998 as a result of the migration of personnel resources into product development areas in 1999. Product development costs were $193,188 vs. $923,082 for the year ended June 30, 1998. The decrease in the product development costs results from the capitalization of software development costs related to certain product enhancements in accordance with Statement of Financial Accounting Standards No.
86. During the year ended June 30, 1999, SmartServ capitalized $765,000 of development costs in accordance with Statement 86. No such costs were capitalized during the year ended June 30, 1998. During the year ended June 30, 1999, product development costs consisted primarily of the amortization of capitalized software development costs. During the year ended June 30, 1998, product development costs consisted primarily of personnel costs ($541,400) and computer system consultants ($335,000).

         During the year ended June 30, 1999, SmartServ incurred selling, general and administrative expenses of $4,006,599 vs. $3,221,940 for the year ended June 30, 1998. During the year ended June 30, 1999, such costs were incurred primarily for personnel costs ($1,148,400), facilities ($240,500), marketing and advertising costs ($263,100), professional fees ($2,150,000), and telecommunications costs ($69,500). During the year ended June 30, 1998, such costs were incurred primarily for personnel costs ($1,349,000), facilities ($216,000), marketing and advertising costs ($240,400), professional fees ($1,051,400) and telecommunications costs ($73,100). Included in professional fees are noncash charges of $1,349,020 in 1999 and $660,576 in 1998 representing the amortization of deferred costs in connection with the issuance of warrants to financial consultants.

         Interest income for the year ended June 30, 1999 amounted to $4,767 vs. $40,788 for the year ended June 30, 1998. Such amounts were earned primarily from SmartServ's investments in highly liquid commercial paper. Interest and financing costs for the year ended June 30, 1999 were $3,378,422. Such costs were incurred primarily in connection with the issuance of the 8% convertible notes ($2,254,700) and SmartServ's default pursuant to the prepaid warrants ($1,095,700). Of such amounts, $2,593,800 were noncash charges for the issuance of common stock or warrants to purchase common stock as settlement of such obligations. Interest and financing costs for the year ended June 30, 1998 were $592,490. These costs were incurred in connection with the origination of SmartServ's May 1997 line of credit. Of such amount,

$463,600 represents the noncash charges associated with the issuance of certain common stock purchase warrants.

         Loss per share was $6.44 per share for year ended June 30, 1999 vs. $7.65 per share for the year ended June 30, 1998. While the net loss increased $2,084,117 SmartServ's weighted average shares of common stock outstanding in 1999 increased by 446,569 shares, thereby affecting the per share loss.

         FISCAL YEAR ENDED JUNE 30, 1998 VERSUS FISCAL YEAR ENDED JUNE 30, 1997

         During the year ended June 30, 1998, SmartServ recorded revenues of $873,476 from the sale of its information services vs. $688,610 during the year ended June 30, 1997. Included in revenues for the year ended June 30, 1998 is $210,000 resulting from SmartServ's licensing agreement with DTN and $454,000 from the sale of the SmartServ Pro stock quote services. During the year ended June 30, 1997, SmartServ earned revenues from the enhancement, implementation and marketing of services to Schroder & Co. Inc. of $342,200.

         During the year ended June 30, 1998, SmartServ incurred costs of services of $1,216,761. Such costs consisted primarily of information and communication costs ($551,700), personnel costs ($310,600) and computer hardware leases and maintenance ($339,300). During the year ended June 30, 1997, with SmartServ's departure from the development stage, it incurred costs of revenues of $1,133,884. Such costs consisted primarily of information and communication costs ($390,000), personnel costs ($417,500), computer hardware leases and maintenance ($201,800) and screenphone purchases ($95,300). Product development costs were $923,082 vs. $1,150,224 for the year ended June 30, 1997. During the year ended June 30, 1998, such costs consisted primarily of personnel costs ($541,400) and computer system consultants ($335,000). During the year ended June 30, 1997 such costs consisted primarily of personnel costs ($686,100) and computer system consultants ($454,000). Included in personnel costs in 1997 is a noncash charge of approximately $73,000 for the change in market value of employee stock options.

         During the year ended June 30, 1998, SmartServ incurred selling, general and administrative expenses of $3,221,940 vs. $2,861,845 for the year ended June 30, 1997. During the year ended June 30, 1998, such costs were incurred primarily for personnel costs ($1,349,000), facilities ($216,000), advertising and marketing costs ($240,400), professional fees ($1,051,400) and telecommunications costs ($73,100). During the year ended June 30, 1998, selling, general and administrative costs increased $360,095 from the prior year as a result of increases in professional fees ($593,000), personnel costs ($403,500) and facilities costs ($55,700). Such increases were offset by a decrease in advertising and marketing expenses of $600,900. Professional fees includes a noncash charge of $527,576, representing amortization of deferred compensation in connection with the issuance of 592,592 common stock purchase warrants to a financial consultant.

         Interest income for the year ended June 30, 1998 amounted to $40,788 vs. $74,507 for the year ended June 30, 1997. Such amounts were earned primarily from SmartServ's investments in highly liquid commercial paper. Interest and financing costs for the year ended June 30, 1998 were $592,490. These costs were incurred in connection with the origination of SmartServ's May 1997 line of credit. Of such amount, $463,600 represents the noncash charges associated with the revaluation of certain common stock purchase warrants granted to Zanett Securities Corporation. Interest and financing costs for the year ended June 30, 1997 were $54,646. Such amounts were incurred in connection with SmartServ's May 1997 line of credit.

         Loss per share was $7.65 per share for year ended June 30, 1998 vs. $7.20 per share for the year ended June 30, 1997. While the net loss increased $605,527 SmartServ's weighted average shares of common stock outstanding increased by 43,201 shares, thereby affecting the per share loss.

         CAPITAL RESOURCES AND LIQUIDITY

         Since SmartServ's inception on August 20, 1993 through March 21, 1996, the date of the initial public offering of securities ("IPO"), SmartServ funded its operations through a combination of private debt and equity financings totaling $4,160,000 and $12,877,500, respectively.

         In May 1997, SmartServ arranged a line of credit facility with Zanett Lombardier, Ltd. Such line of credit was originated for a maximum borrowing amount of $550,000. In July and September 1997, the facility was amended to allow for additional borrowings of up to $222,222. In conjunction with the origination of the line of credit facility, SmartServ issued 56,627 common stock purchase warrants to Zanett Lombardier, Ltd. Similarly, SmartServ issued 11,438 warrants for each of the July and September amendments. As a result of SmartServ's default on the note in August 1997, SmartServ was required to issue 50,083 "default" warrants to Zanett Lombardier, Ltd.

         In May 1997, SmartServ entered into a three year noncancelable capital lease for certain computer equipment used to provide information services. The cost of this equipment ($246,211) is being financed through the manufacturer's finance division.

         On September 30, 1997, Zanett Securities Corporation, acting as placement agent for SmartServ, completed a private placement of $4 million of its prepaid common stock purchase warrants. As part of the placement, Zanett Lombardier, Ltd. converted a note payable of $772,222, issued pursuant to the line of credit facility dated May 29, 1997, as amended, and accrued interest thereon of $63,837 into prepaid warrants. The net proceeds of the placement of $2,643,941 were used for general working capital requirements.

         On April 23, 1998, SmartServ entered into a Software License and Service Agreement with DTN, whereby SmartServ licensed to DTN the rights to market three of SmartServ's Internet products. SmartServ received $850,000 upon execution of the agreement and received minimum monthly payments of $100,000 through April 1999.


         On June 24, 1999, SmartServ and DTN entered into a License Agreement that amended the Software License and Service Agreement dated April 23, 1998. In consideration of the receipt of $5.175 million, SmartServ granted DTN an exclusive perpetual worldwide license to its Internet-based (1) real-time stock quote product, (2) online trading vehicle for customers of small and medium sized brokerage companies, (3) administrative reporting package for brokers of small and medium sized brokerage companies, and (4) order entry/routing system. Additionally, SmartServ received $324,000 in exchange for an agreement to issue warrants to purchase 300,000 shares of its common stock at an exercise price of $8.60 per share. SmartServ has agreed to continue to operate these products and provide maintenance and enhancement services in exchange for a percentage of the revenues earned by DTN therefrom. The cost of the SmartServ's commitment to provide such maintenance and enhancement services is limited to a maximum of 20% of the revenues earned by SmartServ. If SmartServe defaults under the license agreement, DTN may at its sole cost elect to provide its own maintenance to both the system software and related hardware. Under these circumstances, DTN will have the right to own the system software, including the source codes, and related hardware, and DTN will have no further obligation to pay SmartServ licensing fees which SmartServ currently relies on for a significant part of its revenues. None of SmartServ's wireless products were included in this transaction. Although SmartServ believes that DTN has the experience and the financial ability to distribute its services to thousands of potential customers, there can be no assurance that the products and services will be accepted by the ultimate consumer on a widespread basis.

         On August 11, 1998, SmartServ entered into a letter of intent, as amended on November 24, 1998, with Spencer Trask Securities, Inc. which provided for the retention of Spencer Trask to act as exclusive placement agent in connection with a private placement by SmartServ of a minimum of $5,000,000 and a maximum of $10,000,000 of securities of SmartServ.

         In anticipation of completing the private placement, SmartServ completed an interim financing of $550,000 of its securities. SmartServ sold five and one-half (5.5) units, each consisting of a secured convertible 8% note in the principal amount of $100,000 and warrants to purchase common stock. The notes and the warrants are convertible and exercisable, respectively, at $.60 per share of common stock. Such notes were repaid in June 1999.

         On July 1, 1999, SmartServ entered into an agreement with Arnhold & S. Bleichroeder, Inc. to settle SmartServ's obligation to Arnhold & S. Bleichroeder under the default provisions of the prepaid warrants. In accordance with that agreement, SmartServ paid Arnhold & S. Bleichroeder $325,000 to redeem the prepaid warrants and issued 180,000 shares of common stock in full settlement of all obligations. SmartServ has agreed to file a registration statement with the Securities and Exchange Commission covering such shares.

         SmartServ's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. SmartServ incurred net losses of $7,124,126, $5,040,009, and $4,434,482 for the years ended June 30, 1999, 1998 and 1997, respectively. Additionally, we have incurred a net loss of $315,667 for the three month period ended September 30, 1999. At September 30, 1999, we had an accumulated deficit of $22,261,672 and a deficiency of net assets of $4,481,321. SmartServ is also a defendant in several legal proceedings that could have a material adverse effect on its financial position, cash flows and results of operations. These conditions raise substantial doubt about SmartServ's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

         We estimate that we have sufficient cash resources to fund operations through April, 2000. If our cash resources prove to be insufficient at that time we may be required to seek additional debt or equity financing to fund the costs of continuing operations until we achieve positive cash flow. We have no current commitments or arrangements for additional financing and there can be no assurance that any additional debt or equity financing will be available to us on acceptable terms, or at all.

         SmartServ's management believes that upon the successful implementation of its marketing plan, sufficient revenues will be generated to meet operating requirements. Management also believes that the successful execution of its proposed plan of operations will generate sufficient cash flow from operations to enable SmartServ to offer its services on an economically sound basis. No assurance can be given that such goals will be obtained or that any expected revenues or cash flows will be achieved.


         YEAR 2000 COMPLIANCE

         SmartServ's information services are distributed via a combination of third party computer hardware and software applications, as well as its designed application software and communication networks. SmartServ has formed a task force to assure that its products and services are Year 2000 ("Y2K") compliant. As part of this process, SmartServ has queried its software vendors and third party information providers and has updated certain hardware, third party software and/or received letters of compliance from such third party information providers. In addition, SmartServ has reviewed and modified its proprietary application software for compliance.

         SmartServ is working diligently to ensure that all systems are Y2K compliant and believes that its greatest risks would be the partial inability of its systems to deliver accurate data caused by certain information vendors' inability to supply Y2K compliant data. The inability of SmartServ's systems to process non-Y2K compliant data could result in a substantial decline in both new and existing customer subscriptions to its products. This would have a material adverse effect on SmartServ's financial condition, results of operations, and ability to continue as a going concern. SmartServ believes that the probability of this occurrence is minimal as SmartServ is currently receiving and processing Y2K data from its critical information providers.

                                    BUSINESS

         THE COMPANY

         SmartServ Online, Inc. was organized in 1993. We deliver Internet-based content and trade order routing solutions, as well as "Web-to-Wireless" applications designed to facilitate transactions. We have developed online financial, transactional and media applications using a unique
"device-independent" delivery solution. We have demonstrated ability in developing applications utilizing the wireless application protocol (WAP) towards enabling information and transactions on wireless telephones and personal digital assistants.

         SERVICES

         Recognizing the call for mobility, we have developed an infrastructure to integrate and deliver our Internet-based information and to effectuate e-commerce transactions on wireless networks and devices. We are well positioned to provide Web-based information and transaction applications and solutions for Strategic Marketing Partners such as financial institutions, wireless carriers, device manufacturers and value-added service providers and retailers. Our core competency focuses on providing financial news and reports -- including real-time stock quotes -- with the goal of facilitating online and wireless stock trading and other transactions. To complement our financial offerings, we also provide a host of personalized information services from local news, sports and weather to traffic and entertainment services that can be accessed on demand or as an alert. We plan to build a database of client interests and preferences towards future e-commerce offerings. We are not dependent on one or a few information providers as such redistribution agreements are generally available on a non-exclusive basis.

         We have invested in the development of a transaction engine and a proprietary application software and communications architecture in an attempt to make our services easy to use and visually appealing and to take advantage of the different virtues and capabilities of established and emerging devices capable of interacting with Web-based and Web-to-Wireless applications. We believe that our application software and communications architecture, which recognize multiple devices, format the information for the particular device and present the information in a user-friendly manner, will be attractive in the marketplace. Product development efforts are focused on providing enhancements to the current information and transaction services, format modifications for emerging devices, content and features improvements and customizations based on market requirements. We intend to continue to invest in this area and believe our transaction engine, application software and communications architecture represent an important competitive advantage.

         MARKETING STRATEGY

         We believe our primary source of revenues will ultimately be derived from the sale of our information and transactional application services through Strategic Marketing Partners utilizing a "business-to-business" strategy. Strategic Marketing Partners will brand our "bundled" services, acquired from our "information platform" with their own private label, promote the packaged offering, and then distribute our information and e-commerce services to their clients. Additionally, our e-commerce platform will enable our Strategic Marketing Partners to offer transaction services via the Internet and wireless networks. Our strategy of forming alliances with Strategic Marketing Partners enables us to maximize our market reach at minimal operating costs, improve product and services performance and grow distribution channels to end-users.

         In May 1998, we licensed to DTN the rights to market and service three of our Internet products. DTN, which has over 150,000 subscribers for its satellite-based information services, lacked an Internet-based product and delivery system. We filled that need. In June 1999, we entered into an agreement with DTN that expanded our relationship. In consideration of the receipt of $5.175 million, we granted DTN an exclusive perpetual worldwide license to our Internet-based (1) real-time stock quote product, (2) online trading vehicle for customers of small and medium sized brokerage companies, (3) administrative reporting package for brokers of small and medium sized brokerage companies, and
(4) order entry/routing system. We will continue to operate and support these products in exchange for a percentage of the revenues earned by DTN therefrom. None of our wireless products were included in this transaction. During the year ended June 30, 1998, we discontinued our efforts to sell products directly to the retail market via our own marketing programs.

         As an early entrant in the dynamic market of distribution of financial information and transaction services via wireless telephones and personal digital assistants, we are developing strategic marketing relationships with the wireless equipment manufacturers, carriers, other value-added service providers and potential corporate partners. We continuously seek to increase product performance and widen our distribution by building and maintaining this network of Strategic Marketing Partners. Combining our application development and data platform with the core competencies of our Strategic Marketing Partners we are offering a packaged turnkey solution for extending content and transactions to the wireless environment. Management believes the wireless area has tremendous potential for distribution of our information products and as a source of revenues from "fee based" transactions such as routing stock order entries and other e-commerce offerings.

         The market for wireless services is exploding alongside the market for Internet access, and Management believes that these markets are about to converge. The majority of wireless data penetration will result from the distribution of telephones and other PCS devices equipped with wireless modems and Web browsers for accessing the Internet. Our data and communication architecture adds user functionality and utility to both wired and wireless technology. With our Web-server platform, application development and strategic alliances, we have the competitive advantage of providing complete end-to-end solutions.

         While we continue to have discussions about potential marketing opportunities with major equipment manufacturers, telecommunications and stock brokerage companies, there can be no assurance that we will enter into agreements with any such companies.

         COMPETITION

         The market for Web-based information and transactional services is highly competitive and subject to rapid innovation and technological change, shifting consumer preferences and frequent new service introductions. While our application software and communications architecture makes the services "device independent", we face increasing competition from other emerging services delivered through personal computers and wireless devices, such as developing transactional services offered by Checkfree Corporation, Microsoft Corporation, Data Broadcasting Corporation, PC Quote.com, Hyperfeed Technologies, Inc., Intuit Inc., Electronic Data Systems Corp. and other Web-based software companies. Established online information services including those offered by America Online, Inc., CompuServe and Prodigy offer competing services delivered through personal computers. Although in its infancy, the wireless arena too has its competitors, such as DataLink Systems Corporation, Intelligent Information, Inc., Aether Systems, Inc. (a/k/a Aether Technologies), Saraide.com Inc. and W-Trade Technologies, Inc. We expect competition to increase from existing competitors and from new competitors, possibly including telecommunications companies. Most of our competitors and potential competitors have substantially greater financial, marketing and technical resources than we have. We believe that potential new competitors, including large multimedia and information system companies, are increasing their focus on transaction processing. Increased competition in the market for our services could materially and adversely affect our results of operations through price reductions and loss of market share.

         The information content provided through our application software and communication architecture is generally purchased through non-exclusive distribution agreements. While we are not dependent on any one content provider, existing and potential competitors may enter into agreements with these and other such providers and thereby acquire the ability to deliver online information and transactional services substantially similar to those provided us.

         The principal competitive factors in both the online and wireless industries include content, product features and quality, ease of use, access to distribution channels, brand recognition, reliability and price. Our strategy of establishing alliances with potential Strategic Marketing Partners and our ability to provide what we believe to be unique application software and communications should enable us to compete effectively.

         SOFTWARE

         We have developed an application software and communications architecture that we believe makes our services easy to use and visually appealing, and which maximize the capabilities of various devices.

         Our user-friendly front-end application software provides instant access to information and flexibility to the varying needs of multiple users. Subscribers are empowered to create their own groupings of information they routinely request and are able to navigate directly to the information they seek with the software's easy to read menu systems and search capabilities. Our transaction engine has been designed to facilitate various forms of e-commerce. Our application software employs common user interface techniques, such as icons, pull-down menus, spreadsheet formats, tree structures and the use of "key" words, to make our product intuitive to our users. Our software is notable for its visually appealing formats, which it has standardized across different types of information. Subscribers are provided with several display options, including text and graphics, according to their preferences.

         During the fiscal years ended June 30, 1999, 1998 and 1997, we incurred costs of $193,188, $923,082 and $1,150,224, respectively, for research and project development activities. Additionally, during the fiscal year ended June 30, 1999, we capitalized software development costs amounting to $765,000; no such costs were capitalized in either of the years ended June 30, 1998 or 1997.

         PROPRIETARY RIGHTS

         We have designed and developed our own "device independent" information and transaction platform, "SmartServ", based on Sun Microsystems, Inc. computers and Oracle Corp.'s version 7.X relational database manager, to support a variety of end user devices. This platform formats information and the services' interface for a particular device and presents it in a user friendly manner. We rely upon a combination of contract provisions and copyrights, trade secret laws and a service mark to attempt to protect our proprietary rights. We license the use of our services to Strategic Marketing Partners under agreements that contain terms and conditions prohibiting the unauthorized reproduction of our software and services. Although we intend to protect our rights vigorously, there can be no assurance that any of the foregoing measures will be successful.

         We granted DTN an exclusive perpetual worldwide license to our Internet-based (1) real-time stock quote product, (2) online trading vehicle for customers of small and medium sized brokerage companies, (3) administrative reporting package for brokers of small and medium sized brokerage companies, and
(4) order entry/routing system. Under the license agreement, we are required to maintain certain systems' performance standards and to satisfy other general business requirements. Our inability to maintain compliance with the license agreement could result in a default thereunder. In addition, a change of control of SmartServ is an event of default under the license agreement. A change of control includes a change in the majority of the members on our board of directors. Under a letter agreement with Zanett Capital, Inc., Zanett Capital may elect a majority of the board under certain circumstances, including the failure of our common stock to be listed on Nasdaq. Moreover, Zanett Securities Corporation and Zanett Lombardier, Ltd. and its affiliates own shares of common stock and warrants to purchase common stock, which, if exercised, would equal approximately 52.0% of the common stock that would be outstanding after the exercise of such warrants, giving them the potential to effect a change of control of SmartServ.

         If we default under the license agreement, DTN may at its sole cost elect to provide its own maintenance to both the system software and related hardware. Under these circumstances, DTN will have the right to own the system software, including the source codes, and related hardware, and DTN will have no further obligation to pay us licensing fees which we currently rely on for a significant part of our revenues.


         We believe that our software, services, service mark and other proprietary rights do not infringe on the proprietary rights of third parties. However, there can be no assurance that third parties will not assert infringement claims against us with respect to current features, content or services or that any such assertion may not require us to enter into royalty arrangements or result in litigation.

         GOVERNMENT REGULATION

         We are not currently subject to direct regulation other than federal and state regulation generally applicable to businesses. However, changes in the regulatory environment relating to the telecommunications and media industry could have an effect on our business, including regulatory changes which directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies. Additionally, legislative proposals from international, federal and state governmental bodies in the areas of content regulation, intellectual property and privacy rights, as well as federal and state tax issues could impose additional regulations and obligations upon all online service providers. We cannot predict the likelihood that any such legislation will pass, or the financial impact, if any, the resulting regulation or taxation may have.

         Moreover, the applicability to online service providers of existing laws governing issues such as intellectual property ownership, libel and personal privacy is uncertain. The use of the Internet for illegal activities and the dissemination of pornography have increased public focus and could lead to increased pressure on legislatures to impose regulations on online service providers such as ourselves. The law relating to the liability of online service companies for information carried on or disseminated through their systems is currently unsettled. If an action were to be initiated against us, the costs incurred as a result of such action could have a material adverse effect on our business.

         EMPLOYEES

         We employ 21 people, 19 of whom are full-time employees. We anticipate that staffing requirements associated with the implementation of our plan of operation will result in the addition of a minimum of six to ten people during the period ending June 30, 2000. Such personnel will be added to assist with the programming requirements of Strategic Marketing Partners' product offerings, for customer support and sales and marketing. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is satisfactory.

         DESCRIPTION OF PROPERTY

        We occupy approximately 6,300 square feet in a leased facility located in Stamford, Connecticut. The lease expires in October 2002.

         LEGAL PROCEEDINGS

         By letter dated April 10, 1998, Michael Fishman, then our Vice President of Sales resigned his position. On or about April 24, 1998, Mr. Fishman filed a complaint against us, Sebastian E. Cassetta and four other defendants in the United States District Court for the District of Connecticut. The complaint asserted claims under Sections 10(b) and 18 of the Securities Exchange Act of 1934, as well as several state law claims, including breach of contract, fraud and misrepresentation. Mr. Fishman alleged that we (1) failed to pay him the benefits and compensation to which he was entitled and (2) made material misrepresentations in our filings with the Securities and Exchange Commission. On December 11, 1998, the Court granted our motion to dismiss Mr. Fishman's action without prejudice to the plaintiff to seek leave to file an amended complaint within 30 days. On May 12, 1999, the Court denied the plaintiff's subsequent motion for leave to file a substituted complaint on the basis that the federal securities law claim, the only federal claim alleged by the plaintiff, was still deficient. Accordingly, the federal securities claim was dismissed with prejudice. On or about June 4, 1999, Mr. Fishman commenced an action against the same defendants and added as a seventh defendant, our former President, Steven Francesco, in the Connecticut Superior Court for the Judicial District of Stamford/Norwalk at Stamford alleging breach of contract, breach of duty of good faith and fair dealing, fraudulent misrepresentation, negligent misrepresentation, intentional misrepresentation and failure to pay wages. The defendants have answered the complaint and filed counterclaims for fraudulent inducement and breach of contract. Plaintiff has responded to the counter-claim, and discovery is proceeding. Although we are vigorously defending this action, there can be no assurance that it will be successful.

         By memorandum dated April 10, 1998, Jonathan Paschkes, then our Vice President of Marketing resigned his position. On or about November 17, 1998, Mr. Paschkes filed a complaint against us and Sebastian E. Cassetta in the United States District Court, District of Connecticut. In the complaint, Mr. Paschkes alleges (1) fraudulent inducement to him to accept his position with us; (2) breach of various terms of our employment contract with him; and (3) failure by us to pay him wages and bonuses and issue options to him pursuant to the terms of his employment contract. On or about February 18, 1999, Mr. Paschkes filed an amended complaint. We answered the amended complaint and asserted counterclaims against Mr. Paschkes for fraudulent inducement, breach of contract, conversion and statutory theft. On October 5, 1999, an agreement in principle was reached between Mr. Paschkes and us in full settlement of these claims. We have executed a settlement agreement with Mr. Paschkes and have filed a Stipulation of Dismissal with prejudice.

         On or about May 11, 1998, Ronald G. Weiner filed a complaint against Mr. Francesco and us in the Supreme Court of the State of New York, County of New York. The complaint alleges, among other things, that in May 1993, by letter from Mr. Francesco, Mr. Weiner was offered a 10% equity stake in Smart Phone Services, Inc. ("SPS"), a Subchapter S company of which Mr. Francesco allegedly was the President and sole shareholder, in exchange for his active involvement in, among other things, raising capital and managing the financial aspects of SPS. The complaint alleges that, in November 1993, Mr. Francesco sent a letter to Mr. Weiner in which he (1) represented that SPS had failed to attract a single investor and (2) withdrew his offer to Mr. Weiner of a 10% equity position in SPS. The complaint further alleges that, in conversations with Mr. Weiner beginning in November 1993, Mr. Francesco represented that he was ceasing all efforts to capitalize

SPS. The complaint alleges, among other things, that Mr. Francesco and SPS breached their agreement with Mr. Weiner by withdrawing their offer to him of a 10% equity stake in SPS, and that, at the time Mr. Francesco represented that he was ceasing efforts to capitalize SPS, he had actually formed SmartServ and was actively seeking investors for it. The complaint further alleges that we are a successor entity to SPS and that, therefore, we are liable for SPS' and Mr. Francesco's alleged conduct in derogation of their alleged agreement with Mr. Weiner. The complaint seeks, among other things, (1) a declaratory judgment declaring Mr. Weiner a 10% equity shareholder of the Company, (2) a constructive trust in Mr. Weiner's favor for 10% of our equity shares and (3) restitution against Mr. Francesco and us for unjust enrichment. On his unjust enrichment claim, Mr. Weiner seeks unspecified damages that he alleges to be at least $250,000. In our answer to the complaint, we denied the material allegations of the complaint and asserted affirmative defenses. No discovery in this action has yet been taken. Although we are vigorously defending this action there can be no assurance that we will be successful.

         While we intend to vigorously defend these actions, the unfavorable outcome of any such action could have a material adverse effect on our financial condition, results of operations, and cash flows.

                                   MANAGEMENT

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information with respect to the executive officers and directors of SmartServ Online, Inc.


NAME                                       AGE            POSITION
----                                       ---            --------
Sebastian E. Cassetta                       51            Chief Executive Officer, Chairman of the Board, Secretary and Class
                                                          III Director
Mario F. Rossi                              61            Vice President of Operations and Class II Director
Thomas W. Haller, CPA                       45            Vice President, Treasurer and Chief Financial Officer
Claudio Guazzoni (3)                        36            Class I Director
L. Scott Perry (2)                          51            Class I Director
Robert Steele (1) (3)                       60            Class II Director
Catherine Cassel Talmadge (2) (3)           47            Class I Director
Charles R. Wood (1)                         58            Class III Director


---------------------------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

(3) Member of the Finance Committee


         SEBASTIAN E. CASSETTA has been Chief Executive Officer, Chairman of the Board, Secretary and a director of SmartServ since its inception. Mr. Cassetta was also SmartServ's Treasurer from its inception until March 1996. From June 1987 to August 1992, Mr. Cassetta was the President of Burns and Roe Securacom Inc., an engineering and large-scale systems integration firm. He is also a former Director, Managing Director and Vice President of Brinks Inc. At Brinks, he expanded international operations in over 15 countries and became the youngest person to be appointed Vice President in Brinks' 140 year history. Appointed by President Reagan and Department of Commerce Secretary Malcolm Baldridge, he served on both the U.S. Export Council and The Industry Sector Advisory Committee (ISAC) regarding GATT negotiations. He is a former member of the Board of Directors of The Young President's Organization and the former Chairman of the New York Chapter.

         MARIO F. ROSSI has been Vice President of Operations of SmartServ since December 1994 and was appointed a director on February 23, 1998. Mr. Rossi has business and operational management experience in the computer, telecommunications and securities fields. He has an extensive background in product development, operations and technical marketing. Prior to joining SmartServ, Mr. Rossi was Vice President of Operations for MVS Inc., a fiber optic company specializing in wireless technology. He also worked 17 years for Philips Medical Systems, in both the U.S. and the Netherlands, directing the development - from feasibility to production - of several computer-based medical devices. He received a Bachelors Degree in Engineering and earned a Masters Degree from Polytechnic Institute of Brooklyn.

         THOMAS W. HALLER, CPA joined SmartServ as Vice President, Treasurer and Chief Financial Officer in March 1996. From December 1992 to March 1996, Mr. Haller was a Senior Manager at Kaufman Greenhut Forman, LLP, a public accounting firm in New York City, where he was responsible for technical advisory services and the firm's quality assurance program. Prior thereto, he was a Senior Manager with Ernst & Young LLP, an international public accounting and consulting firm, where he had responsibility for client services and new business development in the firm's financial services practice.

        CLAUDIO GUAZZONI became a director of SmartServ on January 11, 1998. Since 1993, Mr. Guazzoni has been President of The Zanett Securities Corporation and Zanett Capital, Inc. providing financial and strategic consulting services to growth companies. Prior to joining the Zanett organization, Mr. Guazzoni was a Money Manager with Delphi Capital Management, Inc. (1992) and an associate with Salomon Brothers, Inc. from 1985 to 1991.

         L. SCOTT PERRY has been a director of SmartServ since November 1996. Since June 1998, Mr. Perry has been Vice President, Strategy & Alliances - AT&T Solutions. From December 1995 to June 1998, Mr. Perry had been Vice President, Advanced Platform Services of AT&T Corp. From January 1989 to December 1995, Mr. Perry held various positions with AT&T including Vice President -- Business Multimedia Services, Vice President (East) -- Business Communications Services and Vice President -- Marketing, Strategy and Technical Support for AT&T Data Systems Group. Mr. Perry serves on the Board of Directors of Junior Achievement of New York, is a member of the Cornell University Engineering College Advisory Council and serves on the Board of INEA, a private financial planning software company based in Toronto, Canada.

        ROBERT STEELE was appointed a director of SmartServ on February 23, 1998. Since February 1998, Mr. Steele has been Vice Chairman of the John Ryan Company, an international bank support and marketing company. From 1992 to February 1998, Mr. Steele was a Senior Vice President of the John Ryan Company. Mr. Steele is the former President of Dollar Dry Dock Bank and a member of the Board of Directors of Moore Medical Corp., Scan Optics, Inc. Accent Color Sciences, Inc., NLC Insurance Companies, Inc., and the New York Mercantile Exchange.

         CATHERINE CASSEL TALMADGE has been a director of SmartServ since March 1996. Since May 1999, Ms. Talmadge has been Senior Vice President of Business Development for High Speed Access Corporation. From September 1984 to May 1999, she held various positions with Time Warner Cable, a division of Time Warner Entertainment Company, L.P., including Vice President, Cable Programming; Director, Programming Development; Director, Operations; Director, Financial Analyses; and Manager, Budget Department.

        CHARLES R. WOOD was appointed a director of SmartServ in September 1998. Mr. Wood has been Senior Vice President of DTN since 1989 and President of its Financial Services Division since 1996.

         BOARD OF DIRECTORS

         The Board of Directors consists of seven directors divided into three classes: Class I Directors, Class II Directors and Class III Directors. The Class I and Class III Directors will serve until the 1999 annual meeting and the Class II Directors will serve until the 2000 annual meeting or, in each case, until their respective successors are duly elected and qualified or until their earlier resignation or removal. Upon such annual meetings of stockholders, the Class III Directors will serve until the annual meeting of SmartServ's stockholders to be held in 2001, the Class I Directors will serve until the annual meeting of SmartServ's stockholders to be held in 2002 and the Class II Directors will serve until the annual meeting of SmartServ's stockholders to be held in 2003. Directors of each Class are elected for a full term of three years (or any lesser period representing the balance of the previous term of such Class) and until their respective successors are duly elected and qualified or until their earlier resignation or removal. Officers are appointed annually and serve at the discretion of the Board for one year. As a result of the delisting of SmartServ's common stock, Zanett Capital has the right to elect a majority of the Board of Directors. Mr. Cassetta serves as Chief Executive Officer, Chairman of the Board, and Secretary of SmartServ pursuant to an employment agreement. Mr. Rossi serves as Vice President pursuant to an employment agreement.

        BOARD COMMITTEES

        The Compensation Committee, currently composed of Messrs. Wood and Steele, has authority over officer compensation and administers our Amended and Restated Stock Option Plan.

        The Audit Committee, currently composed of Mr. Perry and Ms. Talmadge, serves as the Board's liaison with our auditors.

        The Finance Committee, currently composed of Mr. Guazzoni, Mr. Steele and Ms. Talmadge, reviews expenditures of SmartServ.



         COMPENSATION OF DIRECTORS

         Each director who is not an officer or employee of SmartServ is reimbursed for his or her out-of-pocket expenses incurred in connection with attendance at meetings or other company business. Commencing December 29, 1998, each non-employee director receives a $1,000 fee for each meeting he or she attends during the year.


         Between November 4, 1996 and April 24, 1998, each person who was not a salaried employee of SmartServ was granted, on the date he or she became a director, an option to purchase 5,000 shares of common stock and immediately following each annual meeting of stockholders at which directors were elected, each such person elected to serve as a director at that annual meeting or who remained a director following that annual meeting was granted an option to purchase 5,000 shares of common stock. Subsequent to April 24, 1998, the Compensation Committee has had the discretionary authority to grant options to non-employee directors. Pursuant to such authority, on December 28, 1998 and October 13, 1999 it granted options to purchase 10,000 shares of common stock at a price of $2.35 and $.9375, respectively, to each non-employee director. The exercise price of each share of common stock under any option granted to a director was equal to the fair market value of a share of common stock on the date the option was granted.

         EXECUTIVE COMPENSATION

         The following table sets forth information concerning annual and long-term compensation, paid or accrued, for the Chief Executive Officer and for each other executive officer (the "Named Executive Officers") of SmartServ whose compensation exceeded $100,000 in fiscal 1999 for services in all capacities to SmartServ during the last three fiscal years.


                           SUMMARY COMPENSATION TABLE
                           --------------------------

                                           ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                           -----------------------------------------------------------------------------------
                                                                                 RESTRICTED       SECURITIES
NAME AND PRINCIPAL         FISCAL                               OTHER ANNUAL    STOCK AWARDS      UNDERLYING      ALL OTHER
POSITION                   YEAR     SALARY        BONUS       COMPENSATION (1)       (2)            OPTIONS     COMPENSATION
-----------------------------------------------------------------------------------------------------------------------------
Sebastian E. Cassetta        1999    $  155,000   $  5,414       $      9,750   $  185,471(3)     92,000 (5)    $24,416(8)
Chief Executive              1998       125,000         --              9,750           --        37,500 (6)        -- (9)
Officer                      1997       125,000         --              9,750           --        16,666 (6)        -- (9)

Mario F. Rossi               1999       122,500      3,249              6,000       61,824(4)     67,500 (7)        -- (9)
Vice President               1998        92,400         --              6,000           --        20,834 (6)        -- (9)
of Operations                1997        75,000         --              6,000           --         4,416 (6)        -- (9)


(1)     Amounts shown consist of a non-accountable expense allowance.

(2) The Named Executive Officers did not receive any LTIP Payouts in 1999, 1998 or 1997.

(3) On December 29, 1998, the Board of Directors approved the sale to Mr. Cassetta of 618,239 shares of restricted stock representing 9% of the fully diluted shares of common stock of SmartServ. Compensation has been determined as the number of shares awarded to Mr. Cassetta times the closing price of SmartServ's common stock on December 29, 1998 ($2.50) less the consideration to be paid by Mr. Cassetta. At June 30, 1999, based upon the closing bid price ($1.50) of SmartServ's common stock, the value of Mr. Cassetta's shares was $0. On October 13, 1999, the Board of Directors agreed to reprice the shares granted to Mr. Cassetta to $.75 per share, the fair value of the shares at that date.

(4) On December 29, 1998, the Board of Directors approved the sale to Mr. Rossi of 206,080 shares of restricted stock representing 3% of the fully diluted shares of common stock of SmartServ. Compensation has been determined as the number of shares awarded to Mr. Rossi times the closing price of SmartServ's common stock on December 29, 1998 ($2.50) less the consideration to be paid by Mr. Rossi. At June 30, 1999, based upon the closing bid price ($1.50) of SmartServ's common stock, the value of Mr. Rossi's shares was $0. On October 13, 1999, the Board of Directors agreed to reprice the shares granted to Mr. Rossi to $.75 per share, the fair value of the shares at that date.

(5) Includes options for the purchase of 37,500 shares which were cancelled when repriced options to purchase a like number of shares were granted in lieu thereof.

(6) Such options were cancelled when repriced options were granted in lieu thereof in fiscal 1999.

(7) Includes options for the purchase of 25,250 shares which were cancelled when repriced options to purchase a like number of shares were granted in lieu thereof.

(8) Amounts represent premiums paid by SmartServ for life and disability insurance for the benefit of Mr. Cassetta.

(9) The aggregate amount of personal benefits not included in the Summary Compensation Table does not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus paid to the Named Executive Officers.

         STOCK OPTIONS

         The following table sets forth information with respect to stock options granted to the Named Executive Officers during fiscal year 1999:



                          OPTION GRANTS IN FISCAL 1999
                             (INDIVIDUAL GRANTS) (1)
                           --------------------------

                                 NUMBER OF            % OF TOTAL OPTIONS
                           SECURITIES UNDERLYING    GRANTED TO EMPLOYEES IN     EXERCISE            EXPIRATION
NAME                          OPTIONS GRANTED             FISCAL 1999             PRICE                DATE
-------------------------------------------------------------------------------------------------------------------
Sebastian E. Cassetta               17,000                        3.66%           $    1.625             11/19/08
                                    37,500                        8.08                 1.290             10/07/08
                                    37,500   (2)                  8.08                 2.530              8/06/08

Mario F. Rossi                      17,000                        3.66                 1.625             11/19/08
                                    25,250                        5.44                 1.290             10/07/08
                                    25,250   (2)                  5.44                 2.530              8/06/08



(1) No stock appreciation rights ("SARs") were granted to the Named Executive Officers during fiscal 1999.

(2)     Cancelled on October 8, 1998.

     The following table sets forth information as to the number of unexercised shares of common stock underlying stock options and the value of unexercised in-the-money stock options at fiscal year end:




               Aggregated Option Exercises in Last Fiscal Year and
                        Fiscal Year End Option Value (1)(2)
                ---------------------------------------------------


                                                                                                  Value of
                                                                      Number of                 Unexercised In-
                                                                     Unexercised                  The-Money
                                                                     Securities                   Options at
                                                                   Underlying Options            Fiscal Year
                                                                   at Fiscal Year End                 End
                               Shares Acquired        Value          Exercisable/                Exercisable/
Name                            on Exercise          Realized        Unexercisable               Unexercisable
-----------------------------------------------------------------------------------------------------------------

Sebastian E. Cassetta                  --                  --                0/54,499                $0/$7,874

Mario F. Rossi                         --                  --                0/42,249                $0/$5,302


(1) No SARs were granted to, or exercised by, the Named Executive Officers during fiscal 1999.

(2) Value is based on the closing bid price of SmartServ's common stock as reported by the OTC Bulletin Board on June 30, 1999 ($1.50) less the exercise price of the option.

         EMPLOYMENT AGREEMENTS


         SmartServ and Mr. Cassetta have entered into an employment agreement ("Cassetta Agreement"), effective January 1, 1999 and expiring on December 31, 2001, providing for (1) base compensation of $185,000 per annum, (2) additional compensation of up to 100% of base compensation, (3) continuation of existing life and disability insurance policies, (4) all benefits available to other employees and (5) the sale to him of 618,239 shares of restricted stock representing 9% of the fully diluted shares of common stock of SmartServ. Mr. Cassetta's additional compensation will be equal to 10% of his base compensation for each 10% increase in sales during the first year of the Cassetta Agreement, subject to a maximum of 100% of base compensation. In each subsequent year of the Cassetta Agreement, Mr. Cassetta will receive additional compensation equal to 5% of his base compensation for each 5% increase in sales, subject again to a maximum of 100% of base compensation. The purchase price ($2.20 per share) of the restricted stock is equal to 110% of the fair market value of SmartServ's common stock for the 30 days preceding the date of the stock purchase agreement ("Cassetta Stock Purchase Agreement") contemplated by the Cassetta Agreement. On October 13, 1999, the Board of Directors agreed to reprice the shares granted to Mr. Cassetta to $.75 per share, the fair market value of the shares at that date. $6,182.39 of the purchase price has been paid in cash and the balance by a 5 year, non-recourse promissory note, secured by the stock, at an interest rate of 6.75%, which is 1% below the prime rate on the date of the Cassetta Stock Purchase Agreement. The Cassetta Stock Purchase Agreement provides SmartServ with certain repurchase options and provides Mr. Cassetta with a put option in the event of the termination of his employment. In the event that Mr. Cassetta's employment is terminated without cause, Mr. Cassetta will receive a lump sum severance payment equal to his full base salary for the remaining term of the Cassetta Agreement, discounted to the present value using an 8% discount rate and continuing benefit coverage for the lesser of 12 months or the remaining term of the Cassetta Agreement.

         SmartServ and Mr. Rossi have entered into an employment agreement ("Rossi Agreement"), effective January 1, 1999 and expiring on December 31, 2001, providing for (1) base compensation of $135,000 per annum, (2) additional compensation of up to 50% of base compensation, (3) continuation of existing life and disability insurance policies, (4) all benefits available to other employees and (5) the sale to him of 206,080 shares of restricted stock representing 3% of the fully diluted shares of common stock of SmartServ. Mr. Rossi's additional compensation will be equal to 5% of his base compensation for each 10% increase in sales during the first year of the Rossi Agreement, subject to a maximum of 50% of base compensation. In each subsequent year of the Rossi Agreement, Mr. Rossi will receive additional compensation equal to 2.5% of base compensation for each 5% increase in sales, subject again to a maximum of 50% of base compensation. The purchase price ($2.20 per share) of the restricted stock is equal to 110% of the fair market value for the 30 days preceding the date of the stock purchase agreement ("Rossi Stock Purchase Agreement") contemplated by the Rossi Agreement. On October 13, 1999, the Board of Directors agreed to reprice the shares granted to Mr. Rossi to $.75 per share, the fair market value of the shares at that date. $2,060.80 of the purchase price has been paid in cash and the balance by a 5 year, non-recourse promissory note, secured by the stock, at an interest rate of 6.75%, which is 1% below the prime rate on the date of the Rossi Stock Purchase Agreement. The Rossi Stock Purchase Agreement provides SmartServ with certain repurchase options and provides Mr. Rossi with a put option in the event of the termination of his employment. In the event that Mr. Rossi's employment is terminated without cause, Mr. Rossi will receive a lump sum severance payment equal to his full base salary for the remaining term of the Rossi Agreement, discounted to the present value using an 8% discount rate and continuing benefit coverage for the lesser of 12 months or the remaining term of the Rossi Agreement.

                             PRINCIPAL STOCKHOLDERS


         The following table sets forth, as of January 4, 2000, certain information with respect to the beneficial ownership of the common stock by (1) each person known by SmartServ to beneficially own more than 5% of the outstanding shares, (2) each director of SmartServ, (3) each Named Executive Officer and (4) all executive officers and directors of SmartServ as a group. Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.





          NAME AND ADDRESS OF                    AMOUNT AND NATURE OF          PERCENT OF
          BENEFICIAL OWNER (1)                   BENEFICIAL OWNERSHIP (2)      OUTSTANDING SHARES (3)
          --------------------                   ------------------------      ----------------------



Sebastian E. Cassetta                                  708,241 (4)                         30.83%
c/o SmartServ Online, Inc.
Metro Center, One Station Place
Stamford, CT 06902

William P. Dioguardi                                   468,333 (5)                         17.12%
c/o Spencer Trask Securities, Inc.
535 Madison Avenue
New York, New York 10022

Data Transmission Network Corporation                  303,000 (6)                         11.79%
9110 West Dodge Road
Omaha, Nebraska 68114

Mario F. Rossi                                         227,954 (7)                          9.96%
c/o SmartServ Online, Inc.
Metro Center, One Station Place
Stamford, CT 06902

Arnhold & S. Bleichroeder, Inc.                        196,470                              8.66%
1345 Avenue of the Americas
New York, New York 10105

Steven Rosner                                          207,500 (8)                          8.38%
1220 Mirabeau Lane
Gladwyn, Pennsylvania 19035

Claudio Guazzoni                                       117,499 (9)                          4.99%

Charles R. Wood                                         28,874 (10)                         1.26%

L. Scott Perry                                          25,833 (11)                         1.13%

Catherine Cassel Talmadge                               25,416 (11)                         1.11%

Robert H. Steele                                        24,166 (12)                         1.05%

All executive officers and directors
as a group (8 persons)                               1,175,648 (13)                        46.68%


(1) Under the rules of the Securities and Exchange Commission (SEC), addresses are only given for holders of 5% or more of the outstanding common stock of SmartServ.

(2) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.


(3) Represents the number of shares of common stock beneficially owned as of January 4, 2000 by each named person or group, expressed as a percentage of the sum of all of the shares of such class outstanding as of such date and the number of shares not outstanding, but beneficially owned by such named person or group.

(4) Includes 27,249 shares of common stock subject to currently exercisable options. Also includes 2,051 shares held in trust for the benefit of Mr. Cassetta's wife.

(5) Represents 468,333 shares of common stock subject to currently exercisable warrants.

(6) Represents 303,000 shares of common stock subject to currently exercisable warrants.

(7) Includes 21,124 shares of common stock subject to currently exercisable options.

(8) Represents 207,500 shares of common stock subject to currently exercisable warrants.

(9) Includes 24,166 shares of common stock subject to currently exercisable options. Also includes 32,953 shares of common stock owned by Zanett and 60,380 shares of common stock subject to currently exercisable warrants owned by Zanett. Mr. Guazzoni disclaims beneficial ownership of these shares to the extent they exceed his interest in Zanett. Mr. Guazzoni is a managing director and principal of Zanett.

(10) Includes 24,500 shares of common stock subject to currently exercisable options. Does not include 303,000 shares beneficially owned by DTN of which Mr. Wood is an officer. Mr. Wood disclaims beneficial ownership of these shares.

(11) Includes 25,000 shares of common stock subject to currently exercisable options.

(12) Represents 24,166 shares of common stock subject to currently exercisable options.

(13) Includes 32,953 shares of common stock owned by Zanett and 60,380 shares of common stock subject to currently exercisable warrants owned by Zanett, 2,051 shares held in trust for the benefit of Mr. Cassetta's wife and 188,204 shares of common stock subject to currently exercisable options issued to all officers and directors.

         CHANGES IN CONTROL

         SmartServ and each of Messrs. Cassetta and Francesco have entered into an agreement with Zanett Capital, Inc. dated September 29, 1997, as subsequently amended, which provides, among other things, that for a period of 5 years, upon an event of default under the prepaid warrants, SmartServ will, at the request of Zanett Capital, Inc., appoint such number of designees of Zanett Capital, Inc. to its Board of Directors so that the designees of Zanett Capital, Inc., will constitute a majority of the members of the Board of Directors of SmartServ. Further, Messrs. Cassetta and Francesco have agreed to vote their shares of common stock, representing approximately 33.25% of the outstanding stock of SmartServ at January 4, 2000 in favor of the designees of Zanett Capital, Inc., at each Annual Meeting of Stockholders of SmartServ at which directors are elected. Although an event of default has occurred under the prepaid warrants, Zanett Capital, Inc. has not at this time requested SmartServ to appoint additional designees of Zanett Capital, Inc. to the Board of Directors of SmartServ.

                              SELLING STOCKHOLDERS

         The shares being offered for resale by the selling stockholders consist of the shares of common stock held by Arnhold and S. Bleichroeder, Inc., and shares of common stock underlying warrants to purchase common stock held by Spencer Trask Securities Incorporated, Bruno Guazzoni, The Zanett Securities Corporation, Zanett Lombardier, Ltd., Steven Rosner, Stephen P. Harrington, Robert Rosner IRA, and Harvey and Donna Sternberg and William Dioguardi. Spencer Trask Securities Incorporated has advised SmartServe that the beneficial owners of the warrants held by it are the following: Adam Stern, Jackie Fabry, A. Emerson Martin, William Dioguardi, Donna Baselice, Thomas Hutzel, Ronald Luken and Spencer Trask Holdings Inc. Other than consulting arrangements with Bruno Guazzoni and Steven Rosner, investment advisory relationships with The Zanett Securities Corporation and Spencer Trask Securities Incorporated and that Claudio Guazzoni is a director of SmartServ and principal of The Zanett Securities Corporation, a selling stockholder, none of the selling stockholders have and, within the past three years have not had, any position, office or other material relationship with us or any of our predecessors or affiliates.

         The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders as of January 4, 2000 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately under this prospectus. All information with respect to share ownership has been furnished by the selling stockholders. Because the selling stockholders may sell all or part of their shares, no estimates can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of any offering made hereby.



                                               Shares of Common         Shares of            Beneficial Ownership
                                              Stock Beneficially       Common Stock          After Offering If All
          Selling Stockholders                       Owned                Sold                 Shares Are Sold
          -------------------                  -------------------     --------------       -------------------



Arnhold and S. Bleichroeder, Inc.                    196,470                196,470                0

Adam Stern                                            89,750                 89,750                0

Jackie Fabry                                           1,000                  1,000                0

                                      -29-


                                               Shares of Common         Shares of            Beneficial Ownership
                                              Stock Beneficially       Common Stock          After Offering If All
          Selling Stockholders                       Owned                Sold                 Shares Are Sold
          -------------------                  -------------------     --------------       -------------------


A. Emerson Martin                                      8,250                  8,250                0

William Dioguardi                                    468,333                468,333                0

Donna Baselice                                         1,833                  1,833                0

Thomas Hutzel                                          1,167                  1,167                0

Ronald Luken                                           1,000                  1,000                0

Spencer Trask Holdings, Inc.                         112,000                112,000                0

Bruno Guazzoni                                       888,703                888,703                0

Steven Rosner                                        407,500                407,500                0

Stephen P. Harrington                                104,167                104,167                0

Robert Rosner IRA                                     41,667                 41,667                0

Harvey and Donna Sternberg                            20,833                 20,833                0

The Zanett Securities Corporation                    151,805                151,805                0

Zanett Lombardier, Ltd.                               63,604                 63,604                0
                                               ------------------       --------------     ---------

          Total                                    2,558,082              2,558,082                0
-----------------



         We agreed with Arnhold and S. Bleichroeder, Inc., a selling stockholder, to file the registration statement, of which this prospectus is a part, as soon as possible after July 1, 1999, use our best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission as soon as practical thereafter, and to keep the registration statement effective for a period of one year following the date it is declared effective. In the event that we fail to obtain the effectiveness of the registration statement on or before September 29, 1999, or any stop order or other suspension of the effectiveness of the registration statement occurs as a result of our failure to have current filings under the Securities Exchange Act of 1934, we have agreed to pay ASB $10,000 per month until we obtain effectiveness of the registration statement. In a securities purchase agreement among us and certain of the other selling stockholders, we have also agreed to register the 1,016,667 shares of common stock underlying warrants issued to them. Spencer Trask Securities Incorporated and Kevin Kimberlin Partners, LP have agreed that they will not sell any of the 683,333 shares of common stock issuable upon exercise of the warrants owned by them until May 15, 2000 and they have further agreed that they will not sell more than 25% of such shares in each succeeding quarter. These agreements are binding on their successors. Pursuant to a consulting agreement with Steven Rosner, we have agreed to register 240,833 shares of common stock underlying warrants issued to him. Mr. Rosner has agreed not to exercise 200,000 of such warrants for the 180 day period ending on April 21, 2000. We agreed with The Zanett Securities Corporation, Zanett Lombardier, Ltd. and Bruno Guazzoni to register the shares of common stock underlying warrants issued to them. They agreed that they will not exercise their warrants to the extent that they would beneficially own more than 4.99% of our common stock. They can waive this restriction on 61 days notice.

                              PLAN OF DISTRIBUTION

         The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

 .    ordinary brokers transactions, which may include long or short sales,

 .    transactions involving cross or block trades or otherwise on the OTC
     Bulletin Board,

 .    purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus,

 .    "at the market" to or through market makers or into an existing market for the common stock,

 .    in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

 .    through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

 .    any combination of the foregoing, or by any other legally available means.

         In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act of 1933. Neither SmartServ nor the selling stockholders can presently estimate the amount of such compensation. SmartServ knows of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

         SmartServ will not receive any proceeds from the sale of the shares pursuant to this prospectus. SmartServ has agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $40,000.

         SmartServ has informed the selling stockholders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and has furnished the selling stockholders with a copy of such rules and has informed them of the need for delivery of copies of this prospectus.

        The selling stockholders may also use Rule 144 under the Securities Act of 1933 to sell the shares if they meet the criteria and conform to the requirements of such Rule.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         On July 30, 1998, SmartServ entered into an agreement with, among others, Zanett Capital Inc. and The Zanett Securities Corporation, in contemplation of a specific financing transaction. The agreement provided that upon 61 days written notice prior to the date of the Private Placement Memorandum relating thereto, Zanett Securities Corporation could require that SmartServ exchange some or all of the 111,700 warrants owned by it into a pro-rata number of shares up to a maximum of 18,616. Such financing never occurred and presently, there is disagreement as to each parties' relative rights and obligations under this agreement. Claudio Guazzoni, a director of SmartServ, is a principal of Zanett Capital Inc. and The Zanett Securities Corporation.


         On January 26, 1999, SmartServ and DTN signed a letter of intent whereby SmartServ would be merged with a subsidiary of DTN. The transaction was subject to the execution of a definitive merger agreement. On June 24, 1999, SmartServ and DTN entered into an agreement that terminated the letter of intent and amended the Software License and Service Agreement dated April 23, 1998. In consideration of the receipt of $5.175 million, SmartServ granted DTN an exclusive perpetual worldwide license to SmartServ's Internet-based (1) real-time stock quote product, (2) online trading vehicle for customers of small and medium sized brokerage companies, (3) administrative reporting package for brokers of small and medium sized brokerage companies, and (4) order entry/routing system. Additionally, SmartServ received $324,000 in exchange for an agreement to issue warrants to purchase 300,000 shares of SmartServ's common stock at an exercise price of $8.60 per share. SmartServ has agreed to continue to operate these products and provide maintenance and enhancement services in exchange for a percentage of the revenues earned by DTN therefrom. The cost of SmartServ's commitment to provide such maintenance and enhancement services is limited to a maximum of 20% of the revenues earned by SmartServ. Charles R. Wood, a director of SmartServ, is a Senior Vice President of DTN and President of its Financial Services Division.

         SmartServ believes that the terms of the transactions described above were no less favorable to SmartServ than would have been obtained from a non-affiliated third party for similar transactions at the time of entering into such transactions. In accordance with SmartServ's policy, such transactions were approved by a majority of the independent disinterested directors of SmartServ.

                          DESCRIPTION OF CAPITAL STOCK

         The following is a summary description of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation and By-Laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits. We have also included a summary description of only those warrants held by the selling stockholders and does not describe all of our outstanding warrants.

         GENERAL


         Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of January 4, 2000, we had

2,267,852 shares of common stock issued and outstanding. No shares of preferred stock are issued and outstanding. We have reserved 3,700,000 shares of common stock for issuance pursuant to outstanding options and warrants.

         COMMON STOCK

         The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Amended and Restated Certificate of Incorporation and By-Laws do not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities. Holders of common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of common stock are fully-paid and nonassessable.

         PREFERRED STOCK

         Our Board of Directors may, without stockholder approval, establish and issue shares of one or more classes or series of preferred stock having the designations, number of shares, dividend rates, liquidation preferences, redemption provisions, sinking fund provisions, conversion rights, voting rights and other rights, preferences and limitations that our Board may determine. The Board may authorize the issuance of preferred stock with voting, conversion and economic rights senior to the common stock so that the issuance of preferred stock could adversely affect the market value of the common stock. The creation of one or more series of preferred stock may adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things and under some circumstances, have the effect of delaying, deferring or preventing a change in control without any action by stockholders.

         WARRANTS

         In connection with borrowings from Zanett Lombardier, Ltd. in May, July and September 1997, we issued warrants to purchase 63,604 shares of our common stock to Zanett Lombardier, Ltd. Warrants to purchase 45,302 shares exercisable at $4.9667 per share expire on May 29, 2002, warrants to purchase 9,151 shares exercisable at $4.9667 per share expire on July 21, 2002 and warrants to purchase 9,151 shares exercisable at $6.0704 per share expire on September 16, 2002. In connection with such borrowings, we issued to The Zanett Securities Corporation warrants to purchase 15,899 shares of our common stock. Warrants to purchase 11,325 shares exercisable at $4.9667 per share expire on May 29, 2002, warrants to purchase 2,287 shares exercisable at $4.9667 per share expire on July 21, 2002 and warrants to purchase 2,287 shares exercisable at $6.0704 per share expire on September 16, 2002. The exercise price and number of shares into which such warrants are exercisable are subject to adjustment under certain circumstances including the issuance or sale of our common stock or other equity securities convertible or exchangeable into our common stock for less than the current market price of our common stock, a stock split of, or stock dividend on, or a reclassification of the common stock.

         In September 1997 we commenced a private placement of prepaid common stock purchase warrants. In connection with such private placement we issued to The Zanett Securities Corporation warrants to purchase 135,906 shares of our common stock at an exercise price of $4.9667 per share. These warrants expire on September 29, 2002. The exercise price and number of shares into which such warrants are exercisable are subject to adjustment under certain circumstances including the issuance or sale of our common stock or other equity securities convertible or exchangeable into our common stock for less than the current market price of our common stock, a stock split of, or stock dividend on, or a reclassification of the common stock.

         In September 1997 we entered into a consulting agreement with Bruno Guazzoni and agreed to issue to him warrants to purchase 805,370 shares of our common stock at an exercise price of $4.9667 per share. Warrants to purchase 113,255 shares expire on September 29, 2002 and warrants to purchase 692,115 shares expire on April 24, 2003. The exercise price and number of shares into which such warrants are exercisable are subject to adjustment under certain circumstances including the issuance or sale of our common stock or other equity securities convertible or exchangeable into our common stock for less than the current market price of our common stock, a stock split of, or stock dividend on, or a reclassification of the common stock.

         On November 19, 1998, we commenced a private placement consisting of $550,000 of 8% Convertible Notes due November 15, 1999. In connection with this private placement, we entered into a securities purchase agreement with Spencer Trask Securities Incorporated under which, in addition to the Convertible Notes, we issued warrants to purchase 916,667 shares of our common stock to Spencer Trask and certain other investors in the private placement at an exercise price of $0.60 per share. These warrants expire on November 17, 2003. The exercise price and number of shares into which such warrants are exercisable are subject to adjustment under certain circumstances including the issuance or sale of our common stock or other equity securities convertible or exchangeable into our common stock, for less than the current exercise price or market price of our common stock, a stock split of, or stock dividend on, or a reclassification of, the common stock. In June 1999, we repaid the outstanding Convertible Notes in full.

         In connection with the private placement, we issued warrants to purchase 183,333 shares of our common stock to Spencer Trask, as placement agent, at an exercise price of $0.72 per share. These warrants expire on November 17, 2005. The exercise price and number of shares into which such warrants are exercisable are subject to adjustment under certain circumstances including the issuance or sale of our common stock or other equity securities convertible or exchangeable into our common stock, for less than the current exercise price or market price of our common stock, a stock split of, or stock dividend on, or a reclassification of, the common stock.

         In addition to the above warrants, we issued warrants to purchase 240,833 shares of our common stock to Steven Rosner for consulting services and for arranging our relationship with Spencer Trask at exercise prices ranging from $.60 per share to $3.65 per share and expiring at various dates beginning on March 3, 2003 through October 24, 2004. These warrants are subject to adjustment of both price and amount in the event of subdivision, combination, sale, merger or certain distributions.

         With respect to each of the foregoing warrants, we have reserved an equivalent number of shares of common stock for issuance on their exercise. The warrants may be exercised in whole or in part, subject to the limitations provided in the warrants.

         Any warrant holders who do not exercise their warrants prior to the conclusion of the exercise period will forfeit the right to purchase the shares of common stock underlying the warrants and any outstanding warrants will become void and be of no further force or effect.

         Holders of the warrants have no voting, preemptive, liquidation or other rights of a stockholder, and no dividends will be declared on the warrants.

         We have agreed to pay all registration expenses incurred in connection with the registration of the common stock issuable upon exercise of the warrants.
                                      -34-

                    DELAWARE BUSINESS COMBINATION PROVISIONS

         We are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"). In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

 .    prior to the date at which the stockholder became an interested stockholder, the Board of Directors approved either the business combination or the transaction in which the person became an interested stockholder;

 .    the stockholder acquired more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers and shares held in certain employee stock plans) upon consummation of the transaction in which the stockholder became an interested stockholder; or

 .    the business combination is approved by the Board of Directors and by at least 66-2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or after the date such stockholder became an interested stockholder.

         An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102(b)(7) of the DGCL enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to a corporation or its stockholders for violations of the director's fiduciary duty, except:

 .       for any breach of a director's duty of loyalty to the corporation or its stockholders,

 .       for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

 .       pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or

 .       for any transaction from which a director derived an improper personal benefit.

The Amended and Restated Certificate of Incorporation of SmartServ provides in effect for the elimination of the liability of directors to the extent permitted by the DGCL.

         Section 145 of the DGCL provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. SmartServ's By-Laws entitle officers and directors of SmartServ to indemnification to the fullest extent permitted by the DGCL.

         SmartServ has agreed to indemnify each of its directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. In addition, SmartServ maintains an insurance policy with respect to potential liabilities of its directors and officers, including potential liabilities under the Securities Act of 1933.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of SmartServ pursuant to the provisions described above, or otherwise, SmartServ has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by SmartServ of expenses incurred or paid by a director, officer or controlling person of SmartServ in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SmartServ will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                       WHERE YOU CAN FIND MORE INFORMATION


         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any report, proxy statement or other information we file with the Commission at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 75 Park Place, Room 1400, New York, New York 10007 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we file electronic versions of these documents on the Commission's Electronic Data Gathering Analysis and Retrieval, or EDGAR, System. The Commission maintains a website at http.//www.sec.gov that contains reports, proxy statements and other information filed with the Commission.


         We have filed a registration statement on Form SB-2 with the Commission to register the shares of our common stock to be sold by the selling stockholders. This prospectus is part of that registration statement and, as permitted by the Commission's rules, does not contain all of the information set forth in the registration statement. For further information with respect to us or our common stock, you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review a copy of the registration statement and its exhibits and schedules at the public reference room maintained by the Commission, and on the Commission's web site, as described above. You should note that statements contained in this prospectus that refer to the contents of any contract or other document are not necessarily complete. Such statements are qualified by reference to the copy of such contract or other document filed as an exhibit to the registration statement.

                                 TRANSFER AGENT

         The Transfer Agent and Registrar for the common stock is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004. Its telephone number is (212) 509-4000.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered in this prospectus has been passed upon for us by Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036-8735. Its telephone number is (212) 704-6000.

                                     EXPERTS

         The financial statements of SmartServ Online, Inc. at June 30, 1999 and 1998, and for each of the three years in the period ended June 30, 1999, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

                                     [LOGO]


                             SMARTSERV ONLINE, INC.

                                   2,558,082
                                     Shares
                                       of
                                  Common Stock




                                   PROSPECTUS



YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITED.



                                January 7, 2000

--------------------------------------------------------------------------------